FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the nine-month period ended December 31, 2012 pursuant to the Financial Instruments and Exchange Law of Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: February 20, 2013	By:	/s/ Takuya Kozuki
	Name:	Takuya Kozuki
	Title:	Representative Director, President

KONAMI CORPORATION filed its Quarterly Securities Report for the nine-month period ended December 31, 2012 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on February 14, 2013. The following is the summary of the Quarterly Securities Report.

I	Corporate Information

A.	Corporate Overview
1.	Selected Financial Data
2.	Overview of Business

B.	Business

1.	Risks Relating to Our Business
2.	Significant Contracts
3.	Results of Operations and Financial position

C.	Information on Reporting Company

1.	Share Information
a.	Total Number of Shares
b.	Stock Acquisition Rights
c.	Convertible Bonds Exercise
d.	Rights Plan
e.	Common Stock and Additional Paid-in Capital
f.	Major Shareholders
g.	Voting Rights
2.	Directors and Corporate Auditors

D.	Financial Statements

1.	Quarterly Consolidated Financial Statements
2.	Others

II	Information on Guarantors

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	Millions of Yen
	March 31, 2012	December 31, 2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥76,451	¥58,146
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥380 million at March 31, 2012 and ¥224 million at December 31, 2012	33,647	24,908
Inventories	22,121	29,293
Deferred income taxes, net	20,503	19,935
Prepaid expenses and other current assets	9,243	13,961

Total current assets	161,965	146,243

PROPERTY AND EQUIPMENT, net	62,251	62,906

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	429	394
Investments in affiliate	2,184	2,179
Identifiable intangible assets	41,283	42,213
Goodwill	21,875	21,897
Lease deposits	26,827	26,915
Deferred income taxes, net	976	1,114
Other assets	10,216	10,423

Total investments and other assets	103,790	105,135

TOTAL ASSETS	¥328,006	¥314,284

See accompanying notes to consolidated financial statements.

	Millions of Yen
	March 31, 2012	December 31, 2012
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	¥2,300	¥4,082
Current portion of long-term debt	5,000	5,000
Current portion of capital lease and financing obligations	2,458	2,186
Trade notes and accounts payable	16,290	12,291
Accrued income taxes	10,449	4,354
Accrued expenses	19,993	17,330
Deferred revenue	5,595	6,356
Other current liabilities	5,805	5,977

Total current liabilities	67,890	57,576

LONG-TERM LIABILITIES:
Long-term debt, less current portion	5,000	—
Capital lease and financing obligations, less current portion	24,803	23,192
Accrued pension and severance costs	1,641	1,535
Deferred income taxes, net	4,024	4,200
Other long-term liabilities	8,928	8,624

Total long-term liabilities	44,396	37,551

TOTAL LIABILITIES	112,286	95,127

COMMITMENTS AND CONTINGENCIES (Note 12)
EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at March 31, 2012 and December 31, 2012; outstanding 138,620,152 shares at March 31, 2012 and 138,618,639 shares at December 31, 2012	47,399	47,399
Additional paid-in capital	74,175	74,175
Legal reserve	284	284
Retained earnings	107,565	109,455
Accumulated other comprehensive loss	(2,719)	(1,292)
Treasury stock, at cost- 4,879,848 shares at March 31, 2012 and 4,881,361 shares at December 31, 2012	(11,246)	(11,249)

Total KONAMI CORPORATION stockholders’ equity	215,458	218,772

Noncontrolling interest	262	385

TOTAL EQUITY	215,720	219,157

TOTAL LIABILITIES AND EQUITY	¥328,006	¥314,284

See accompanying notes to consolidated financial statements.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)

For the nine months ended December 31, 2011 and 2012

Consolidated Statements of Income

	Millions of Yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2012
NET REVENUES:
Product sales revenue	¥101,287	¥68,399
Service and other revenue	93,235	91,752

Total net revenues	194,522	160,151

COSTS AND EXPENSES:
Costs of products sold	62,727	40,625
Costs of services rendered and others	62,847	66,782
Selling, general and administrative	37,685	37,824
Earthquake related expenses	342	—

Total costs and expenses	163,601	145,231

Operating income	30,921	14,920

OTHER INCOME (EXPENSES):
Interest income	166	141
Interest expense	(1,081)	(991)
Foreign currency exchange gains, net	32	725
Other, net	(20)	(123)

Other expenses, net	(903)	(248)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	30,018	14,672
INCOME TAXES	12,879	5,735
EQUITY IN NET INCOME OF AFFILIATED COMPANY	25	7

NET INCOME	17,164	8,944
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	118	123

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥17,046	¥8,821

Consolidated Statements of Comprehensive Income

	Millions of Yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2012
Net income	¥17,164	¥8,944

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(1,955)	1,375
Net unrealized gains (losses) on available-for-sale securities	(11)	50
Pension liability adjustment	281	2

Other comprehensive income (loss)	(1,685)	1,427

Comprehensive income	15,479	10,371

Comprehensive income attributable to the non controlling interest	118	123

Comprehensive income attributable to KONAMI CORPORATION	¥15,361	¥10,248

PER SHARE DATA:
	Nine months ended December 31, 2011	Nine months ended December 31, 2012
Net income attributable to KONAMI CORPORATION per share:
Basic	¥123.19	¥63.63
Diluted	123.19	63.63

Weighted-average common shares outstanding	138,377,599	138,619,373
Diluted weighted-average common shares outstanding	138,377,599	138,619,373

See accompanying notes to consolidated financial statements.

For the three months ended December 31, 2011 and 2012

Consolidated Statements of Income

	Millions of Yen
	Three months ended December 31, 2011	Three months ended December 31, 2012
NET REVENUES:
Product sales revenue	¥39,728	¥22,434
Service and other revenue	31,698	31,044

Total net revenues	71,426	53,478

COSTS AND EXPENSES:
Costs of products sold	25,720	14,142
Costs of services rendered and others	21,069	23,057
Selling, general and administrative	13,894	13,922
Earthquake related expenses	7	—

Total costs and expenses	60,690	51,121

Operating income	10,736	2,357

OTHER INCOME (EXPENSES):
Interest income	48	50
Interest expense	(355)	(313)
Foreign currency exchange gains, net	227	1,094
Other, net	(13)	(4)

Other income (expenses), net	(93)	827

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	10,643	3,184
INCOME TAXES	5,038	1,270
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANY	23	(6)

NET INCOME	5,628	1,908
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	44	42

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥5,584	¥1,866

Consolidated Statements of Comprehensive Income

	Millions of Yen
	Three months ended December 31, 2011	Three months ended December 31, 2012
Net income	¥5,628	¥1,908

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	387	2,917
Net unrealized gains (losses) on available-for-sale securities	(14)	23
Pension liability adjustment	160	0

Other comprehensive income	533	2,940

Comprehensive income	6,161	4,848

Comprehensive income attributable to the non controlling interest	44	42

Comprehensive income attributable to KONAMI CORPORATION	¥6,117	¥4,806

PER SHARE DATA:
	Three months ended December 31, 2011	Three months ended December 31, 2012
Net income attributable to KONAMI CORPORATION per share:
Basic	¥40.28	¥13.46
Diluted	40.28	13.46

Weighted-average common shares outstanding	138,622,530	138,619,012
Diluted weighted-average common shares outstanding	138,622,530	138,619,012

See accompanying notes to consolidated financial statements.

(3) Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2012
Cash flows from operating activities:
Net income	¥17,164	¥8,944
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	7,082	7,732
Provision for doubtful receivables	23	(183)
Loss on sale or disposal of property and equipment, net	256	108
Equity in net income of affiliated company	(25)	(7)
Deferred income taxes	1,625	622
Change in assets and liabilities, net of businesses acquired:
Decrease (increase) in trade notes and accounts receivable	(6,431)	9,791
Increase in inventories	(3,676)	(7,611)
Decrease in other receivables	312	338
Decrease (increase) in prepaid expenses	33	(571)
Decrease in trade notes and accounts payable	(3,719)	(4,539)
Increase (decrease) in accrued income taxes, net of tax refunds	2,662	(9,934)
Increase (decrease) in accrued expenses	2,107	(1,578)
Increase in deferred revenue	4,608	638
Decrease in advance received	(353)	(112)
Increase in deposits	413	281
Other, net	(11)	(1,158)

Net cash provided by operating activities	22,070	2,761

Cash flows from investing activities:
Capital expenditures, including interest capitalized	(6,189)	(8,283)
Proceeds from sales of property and equipment	7	73
Decrease (increase) in lease deposits, net	493	(10)
Decrease in term deposits, net	1,412	—
Acquisition of business	—	(1,245)
Other, net	14	(9)

Net cash used in investing activities	(4,263)	(9,474)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	(1,600)	1,782
Redemption of bonds	(5,000)	(5,000)
Principal payments under capital lease and financing obligations	(1,735)	(1,933)
Dividends paid	(5,546)	(6,774)
Purchases of treasury stock by parent company	(24)	(5)
Proceeds from sale-leaseback transaction	1,547	—
Other, net	2	2

Net cash used in financing activities	(12,356)	(11,928)

Effect of exchange rate changes on cash and cash equivalents	(795)	336

Net increase (decrease) in cash and cash equivalents	4,656	(18,305)

Cash and cash equivalents, beginning of the period	59,541	76,451

Cash and cash equivalents, end of the period	¥64,197	¥58,146

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements (Unaudited)

1. Basis of Presentation

KONAMI CORPORATION (the “Company”) and its subsidiaries (collectively “KONAMI”) prepared the accompanying consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”). KONAMI became publicly traded on the New York Stock Exchange in September 2002, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the U.S. Securities and Exchange Commission.

2. Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the current period.

3. New Accounting Pronouncements Adopted

Effective April 1, 2012, KONAMI has adopted Accounting Standards Update (“ASU”) 2011-05 “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”, which was subsequently amended by ASU2011-12 “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU2011-05”. ASU2011-05 requires the presentation of net income and other comprehensive income in a single continuous statement or in two separate but consecutive statements and eliminates the current option to report comprehensive income in the statement of equity. ASU2011-12 would defer the requirement to separately present within net income reclassification adjustments of items out of accumulated other comprehensive income, a part of which is required in ASU2011-05. The adoption of ASU2011-05 and ASU2011-12 did not have a material impact on KONAMI’s financial position and results.

4. Inventories

Inventories at March 31, 2012 and December 31, 2012 consisted of the following:

	Millions of Yen
	March 31, 2012	December 31, 2012
Finished products	¥7,158	¥8,887
Work in process	10,078	15,362
Raw materials and supplies	4,885	5,044

Total	¥22,121	¥29,293

5. Property and Equipment

Property and equipment at March 31, 2012 and December 31, 2012 consisted of the following:

	Millions of Yen
	March 31, 2012	December 31, 2012
Property and equipment, at cost:
Land	¥14,532	¥14,513
Buildings and structures	75,301	77,161
Tools, furniture and fixtures	25,050	26,106
Construction in progress	182	1,966

Total	115,065	119,746
Less-Accumulated depreciation and amortization	(52,814)	(56,840)

Net property and equipment	¥62,251	¥62,906

6. Business Combinations

On July 2, 2012, 4K Media Inc. (formerly 4K Acquisition Corp.), a subsidiary of the Company, entered into an asset purchase agreement with 4Kids Entertainment, Inc., which was engaged in the business of production of television and movie programs and licensing-out its content. The purpose of this agreement was to upgrade and extend the content of the Digital Entertainment business. The assets including merchandising rights to its content were acquired for ¥1,164 million in cash. Costs related to the acquisition of these assets of ¥43 million were recorded in the operating expense in the accompanying consolidated statements of income.

The following table summarizes the assets acquired at the acquisition date, with the acquisition cost allocated to each acquired asset:

Millions of Yen
Current assets	¥125
Property and equipment	7
Identifiable intangible assets	1,001
Other assets	31

Total assets acquired	¥1,164

The acquired identifiable intangible assets consist of distribution and merchandising rights of ¥985 million and libraries of ¥16 million, which will be amortized over their estimated useful lives of eight years.

The results of operations of 4K Media Inc. from the acquisition date to this period ended December 31, 2012 were not material. The pro forma condensed combined financial information is not disclosed because the effect of this acquisition on KONAMI’s consolidated financial statements is not material.

7. Severance and Retirement Plans

Net periodic cost of KONAMI’s plans for the nine and three months ended December 31, 2011 and 2012 included the following components:

During the fiscal year ended March 31, 2012, KONAMI terminated all of its defined benefit severance and retirement plans. Certain domestic subsidiaries made a transition to the defined contribution plans. Meanwhile, certain domestic subsidiaries encouraged the voluntary retirement plans, resulting in special granting termination benefits for the nine months ended December 31, 2011.

	Millions of Yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2012
Service cost – benefits earned during the period	¥132	—
Interest cost on projected benefit obligation	15	—
Expected return on plan assets	(14)	—
Recognized actuarial loss	20	—
Settlement loss	288	¥4
Loss from special termination benefit	678	—

Net periodic cost	¥1,119	¥4

	Millions of Yen
	Three months ended December 31, 2011	Three months ended December 31, 2012
Settlement loss	¥288	¥1
Loss from special termination benefit	30	—

Net periodic cost	¥318	¥1

8. Equity

The changes in the carrying amount of KONAMI CORPORATION stockholders’ equity, noncontrolling interest and total equity in the consolidated balance sheets for the nine and three months ended December 31, 2011 and 2012 were as follows:

	Millions of Yen
For the nine months ended December 31, 2011	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2011	¥193,914	¥4,493	¥198,407

Cash dividends attributable to KONAMI CORPORATION stockholders	(5,697)	—	(5,697)
Purchase of treasury stock	5,045	—	5,045
Equity transaction with noncontrolling interests and others	(639)	(4,356)	(4,995)
Comprehensive income:
Net income for the period	17,046	118	17,164
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(1,955)	—	(1,955)
Net unrealized losses on available-for-sale securities	(11)	—	(11)
Pension liability adjustment	281	—	281

Comprehensive income for the period	15,361	118	15,479

Balance at December 31, 2011	¥207,984	¥255	¥208,239

	Millions of Yen
For the nine months ended December 31, 2012	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2012	¥215,458	¥262	¥215,720

Cash dividends attributable to KONAMI CORPORATION stockholders	(6,931)	—	(6,931)
Purchase of treasury stock	(3)	—	(3)
Comprehensive income:
Net income for the period	8,821	123	8,944
Other comprehensive income, net of tax:
Foreign currency translation adjustments	1,375	—	1,375
Net unrealized gains on available-for-sale securities	50	—	50
Pension liability adjustment	2	—	2

Comprehensive income for the period	10,248	123	10,371

Balance at December 31, 2012	¥218,772	¥385	¥219,157

	Millions of Yen
For the three months ended December 31, 2011	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at September 30, 2011	¥205,335	¥211	¥205,546

Cash dividends attributable to KONAMI CORPORATION stockholders	(3,466)	—	(3,466)
Purchase of treasury stock	(2)	—	(2)
Comprehensive income:
Net income for the period	5,584	44	5,628
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	387	—	387
Net unrealized losses on available-for-sale securities	(14)	—	(14)
Pension liability adjustment	160	—	160

Comprehensive income for the period	6,117	44	6,161

Balance at December 31, 2011	¥207,984	¥255	¥208,239

	Millions of Yen
For the three months ended December 31, 2012	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at September 30, 2012	¥217,432	¥343	¥217,775

Cash dividends attributable to KONAMI CORPORATION stockholders	(3,465)	—	(3,465)
Purchase of treasury stock	(1)	—	(1)
Comprehensive income:
Net income for the period	1,866	42	1,908
Other comprehensive income, net of tax:
Foreign currency translation adjustments	2,917	—	2,917
Net unrealized income on available-for-sale securities	23	—	23
Pension liability adjustment	0	—	0

Comprehensive income for the period	4,806	42	4,848

Balance at December 31, 2012	¥218,772	¥385	¥219,157

9. Fair Value of Financial Instruments

Cash and cash equivalents, Trade notes and accounts receivable, Trade notes and accounts payable, Accrued expenses, and Short-term borrowings

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments in marketable securities

The fair values of the Company and its domestic subsidiaries’ investments in marketable securities are based on quoted market prices.

Investments in non-marketable securities

For investments in non-marketable securities for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. It was not practicable to estimate the fair value of common stock representing certain untraded companies. These investments are carried at cost.

Long-term debt

The fair values of the Company and its domestic subsidiaries’ long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the Company’s current borrowing rate for similar debt instruments of comparable maturity.

Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange forward contracts, all of which are used for purposes other than trading, are estimated by obtaining quotes from counterparties or third parties.

The estimated fair values of the Company and its domestic subsidiaries’ financial instruments at March 31, 2012 and December 31, 2012 are as follows:

	Millions of Yen
	March 31, 2012		December 31, 2012
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Non-derivatives:
Investment in marketable securities	¥429	¥429	¥394	¥394
Long-term debt, including current portion	(10,000)	(10,035)	(5,000)	(5,041)
Derivatives:
Foreign exchange forward contracts:
Assets	—	—	—	—
Liabilities	(0)	(0)	(23)	(23)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

10. Fair Value Measurements

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three categories:

Level 1	–	Quoted prices for identical assets or liabilities in active markets

Level 2	–	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

Level 3	–	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of March 31, 2012 and December 31, 2012, our assets and liabilities measured at fair value on a recurring basis are summarized in the following table by the type of inputs applicable to the fair value measurements.

	Millions of Yen
March 31, 2012	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥429	—	—	¥429

Total assets	¥429	—	—	¥429

Liabilities:
Derivatives	—	¥(0)	—	¥(0)

Total liabilities	—	¥(0)	—	¥(0)

	Millions of Yen
December 31, 2012	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥394	—	—	¥394

Total assets	¥394	—	—	¥394

Liabilities:
Derivatives	—	¥(23)	—	¥(23)

Total liabilities	—	¥(23)	—	¥(23)

Level 1 investments are comprised solely of available-for-sale securities, which is valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Derivative financial instruments are comprised of foreign exchange forward contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates.

As of March 31, 2012 and December 31, 2012, KONAMI did not have any Level 3 financial instruments that were measured and recorded at fair value on a recurring basis.

11. Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets.

KONAMI operates on a worldwide basis principally with the following four business segments:

1. Digital Entertainment:	Production, manufacture and sale of digital content and related products including Content for social networks, Online games, Computer & Video Games, Amusement and Card Games.

2. Health & Fitness:	Operation of health and fitness clubs, and production, manufacture and sale of health and fitness related goods.

3. Gaming & Systems:	Development, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.

4. Pachinko & Pachinko Slot Machines:	Production, manufacture and sale of pachinko slot machines and LCDs units for pachinko machines.

Notes:

1.	“Corporate” primarily consists of administrative expenses of the Company.
2.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.
3.	Intersegment sales and revenues are generally recorded at values that represent arm’s-length fair value.

The following tables summarize revenue and operating income (loss) by operating segment which are the primary measures used by KONAMI’s chief operating decision maker to measure KONAMI’s operating results and to measure segment profitability and performance. This information is derived from KONAMI’s management reports which have been prepared based on U.S. GAAP.

a. Segment information

Nine months ended December 31, 2011	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥98,949	¥61,933	¥18,103	¥15,537	—	¥194,522
Intersegment	515	119	—	22	¥(656)	—

Total	99,464	62,052	18,103	15,559	(656)	194,522
Operating expenses	75,175	60,002	13,038	11,741	3,645	163,601

Operating income (loss)	¥24,289	¥2,050	¥5,065	¥3,818	¥(4,301)	¥30,921

Nine months ended December 31, 2012	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥80,102	¥59,998	¥16,599	¥3,452	—	¥160,151
Intersegment	466	24	—	2	¥(492)	—

Total	80,568	60,022	16,599	3,454	(492)	160,151
Operating expenses	64,984	57,956	13,002	4,307	4,982	145,231

Operating income (loss)	¥15,584	¥2,066	¥3,597	¥(853)	¥(5,474)	¥14,920

Three months ended December 31, 2011	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥41,182	¥20,469	¥7,560	¥2,215	—	¥71,426
Intersegment	172	5	—	19	¥(196)	—

Total	41,354	20,474	7,560	2,234	(196)	71,426
Operating expenses	32,172	19,509	5,248	2,105	1,656	60,690

Operating income (loss)	¥9,182	¥965	¥2,312	¥129	¥(1,852)	¥10,736

Three months ended December 31, 2012	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥27,785	¥19,677	¥5,206	¥810	—	¥53,478
Intersegment	92	10	—	1	¥(103)	—

Total	27,877	19,687	5,206	811	(103)	53,478
Operating expenses	23,992	18,985	4,459	1,874	1,811	51,121

Operating income (loss)	¥3,885	¥702	¥747	¥(1,063)	¥(1,914)	¥2,357

b. Geographic information

Nine months ended December 31, 2011	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥154,306	¥25,033	¥9,696	¥5,487	¥194,522	—	¥194,522
Intersegment	8,536	2,048	256	162	11,002	¥(11,002)	—

Total	162,842	27,081	9,952	5,649	205,524	(11,002)	194,522
Operating expenses	138,179	22,013	9,538	4,974	174,704	(11,103)	163,601

Operating income	¥24,663	¥5,068	¥414	¥675	¥30,820	¥101	¥30,921

Nine months ended December 31, 2012	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥123,639	¥24,164	¥8,485	¥3,863	¥160,151	—	¥160,151
Intersegment	8,088	2,061	103	462	10,714	¥(10,714)	—

Total	131,727	26,225	8,588	4,325	170,865	(10,714)	160,151
Operating expenses	120,298	22,588	8,853	4,330	156,069	(10,838)	145,231

Operating income (loss)	¥11,429	¥3,637	¥(265)	¥(5)	¥14,796	¥124	¥14,920

Three months ended December 31, 2011	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥51,811	¥11,095	¥5,967	¥2,553	¥71,426	—	¥71,426
Intersegment	4,446	1,381	62	48	5,937	¥(5,937)	—

Total	56,257	12,476	6,029	2,601	77,363	(5,937)	71,426
Operating expenses	49,302	9,895	5,327	2,146	66,670	(5,980)	60,690

Operating income	¥6,955	¥2,581	¥702	¥455	¥10,693	¥43	¥10,736

Three months ended December 31, 2012	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥42,161	¥7,207	¥2,830	¥1,280	¥53,478	—	¥53,478
Intersegment	2,749	1,162	28	196	4,135	¥(4,135)	—

Total	44,910	8,369	2,858	1,476	57,613	(4,135)	53,478
Operating expenses	43,156	7,655	3,016	1,478	55,305	(4,184)	51,121

Operating income (loss)	¥1,754	¥714	¥(158)	¥(2)	¥2,308	¥49	¥2,357

For the purpose of presenting its operations in geographic areas above, KONAMI attributes revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services.

12. Commitments and Contingencies

KONAMI is subject to pending claims and litigation. After review and consultation with counsel, management considered that any liability that may result from the disposition of such lawsuits would not be material.

KONAMI has placed firm orders for purchases of property and equipment and other assets amounting to approximately ¥17,131 million as of December 31, 2012.

13. Subsequent Events

No reportable subsequent events occurred.